SEC FILE NUMBER
000-54632

CUSIP NUMBER
42217A108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________________________

PART I - REGISTRANT INFORMATION

Life Care Medical Devices Limited

Full Name of Registrant

Former Name if Applicable:

880 Third Avenue, Suite 905

Address of Principal Executive Office

New York, NY 10022

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not file the Annual Report on Form 10-K for the year ended March 31, 2013 within the prescribed period because the Registrant has recently effected a share exchange, which change resulted in a change in its operations, a change of its fiscal year from October 31 to March 31, and a change in its independent registered public accounting firm (see its Current Report on Form 8-K filed April 2, 2013). The share exchange and the resulting changes in the Registrant’s operations have resulted in the Registrant having difficulty in completing the financial and other information required for the Annual Report on Form 10-K. The Registrant’s inability to file its Annual Report on Form 10-K could not have been eliminated by the Registrant without unreasonable effort or expense. The Registrant will file the Annual Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Glenn Foley	(917)	860-4514
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant completed a share exchange on March 29, 2013 in which the beneficial stockholders of Life Care Medical Devices Limited (“LCMD Hong Kong”), a Hong Kong SAR corporation, exchanged all of their beneficially owned shares of LCMD Hong Kong common stock for an aggregate of 29,200,000 shares of common stock, par value $0.001 per share, of Life Care Medical Devices Limited (formerly known as Health In Harmony Inc.; “LCMD Nevada”), a Nevada corporation. At the closing of the share exchange, LCMD Hong Kong became a wholly-owned subsidiary of LCMD Nevada, which subsequently changed its name to Life Care Medical Devices, Ltd. As a result of the share exchange, the nature of the Registrant’s operations changed as did its fiscal year from October 31 to March 31. Prior to the share exchange, the Registrant conducted only nominal operations. In addition, the Registrant changed its independent registered public accounting firm.

The Registrant is currently unable to provide a reasonable estimate of its results of operations for the year ended March 31, 2013 due to the Registrant’s and its independent registered public accounting firm’s efforts in preparing and auditing the financial statements for the year ended March 31, 2013. Accordingly, the Registrant cannot at this time estimate what significant changes will be reflected in its results of operations for the year ended March 31, 2013 compared to the prior fiscal year of October 31, 2012.

Life Care Medical Devices Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2013	By:	/s/ Glenn Foley
Glenn Foley Chief Executive Officer